UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
___________________

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 001-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Administrative Committee
The Home Depot FutureBuilder:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the "Plan") as of December 31, 2017 and 2016, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively, the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These Financial Statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 1997.
Atlanta, Georgia
June 21, 2018

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits

	December 31,
in thousands	2017	2016
Plan's interest in Master Trust at fair value	$7,141,740	$5,787,258
Plan's interest in Master Trust at contract value	466,912	504,272
Plan's interest in Master Trust	7,608,652	6,291,530

Receivables:
Notes receivable from participants	219,867	203,693
Participant contributions receivable	114	874
Employer contributions receivable	3	174
Total receivables	219,984	204,741

Net assets available for benefits	$7,828,636	$6,496,271

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
in thousands	2017	2016
Investment income:
Plan's interest in Master Trust income	$1,300,946	$441,126
Interest on notes receivable from participants	8,448	7,658
Total investment income	1,309,394	448,784
Contributions:
Participant	460,808	440,122
Employer	183,682	176,842
Total contributions	644,490	616,964
Total investment income and contributions	1,953,884	1,065,748
Benefits paid to participants	(597,523)	(531,457)
Administrative expenses	(23,996)	(19,347)
Net increase	1,332,365	514,944
Net assets available for benefits:
Beginning of year	6,496,271	5,981,327
End of year	$7,828,636	$6,496,271

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
The following is a brief description of The Home Depot FutureBuilder (the "Plan"). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., the Plan sponsor, and subsidiaries (collectively, the "Company"). It is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of The Home Depot, Inc. and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Northern Trust Company is the Trustee of the Plan.
Associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions after completing 90 days of service. Effective June 1, 2018, associates are eligible to participate in the plan as soon as administratively practicable following date of hire. Temporary associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.
Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined by the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations. Participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans.
The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee.
The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax or after-tax (Roth) contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's age.
Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.
In addition, each participant who completes an hour of service becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.

A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.
Payment of Benefits
Upon death, disability, termination of service for any other reason, hardship, or attaining age 59½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of: (i) $50,000 less the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance of before-tax contributions, Roth after-tax contributions, vested Company match, and rollover contributions less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and loan policy.
Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2017 and 2016, unallocated forfeitures totaled $3,910,284 and $3,315,069, respectively. In 2017 and 2016, forfeitures in the amount of $3,315,069 and $2,886,666, respectively, were used to reduce employer contributions.
Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include investment management fees and other costs not paid by the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are held in a Master Trust by the Trustee of the Plan, as more fully described in Note 6. The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:
Shares of registered investment companies, separate account investments in common and preferred stock, commingled funds and the Schwab Personal Choice Retirement Account ("PCRA") are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.
The JP Morgan Stable Value Fund invests primarily in synthetic investment contracts and insurance company separate account contracts issued by insurance companies and banks that are fully benefit-responsive. These investments are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust as of December 31 in the Statements of Net Assets Available for Benefits. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.
The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedules.
Payment of Benefits
Benefits are recorded when paid.
Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2017, the Financial Accounting Standards Board issued accounting standards update ("ASU") No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force)," which will require reporting of the Plan's interest in the Master Trust and the change in the fair value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. The Plan will also have to disclose the Master Trust's investments measured at fair value by general type of investment. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018; retrospective application is required and early adoption is permitted. The Company is evaluating the effect that ASU No. 2017-06 will have on the Plan's financial statements and related disclosures.
3. JP MORGAN STABLE VALUE FUND
Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the "Fund"), which owns fully benefit-responsive investment contracts. The Plan's investment in the Fund is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.
A synthetic investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value "wrapper" around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund's wrap contracts are units of fixed income collective investment trusts issued by credit worthy financial institutions. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. The wrap issuers guarantee that all qualified participant withdrawals will occur at contract value.
The Plan's interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund's ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the issuer are probable of occurring.
4. TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 8, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"), and therefore are exempt from federal income taxes. As discussed in Note 8, the Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; the Company entered into a Closing Agreement dated August 30, 2017 to conclude the Plan's IRS audit for the 2015 and 2014 plan years. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2014.
5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
6. INVESTMENT IN MASTER TRUST
The assets of the Plan are invested in a Master Trust. At December 31, 2017 and 2016, the Plan's interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico, the defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., holding the remaining interest. Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

The net assets of the Master Trust were as follows:

	December 31,
in thousands	2017	2016
Assets:
Investments at fair value:
Common stocks	$2,552,785	$1,800,480
Collective trust funds	3,329,145	2,832,545
Registered investment funds	1,146,906	1,069,642
Brokerage window	121,958	99,019
Total investments at fair value	7,150,794	5,801,686
Fully benefit-responsive investment at contract value	469,760	508,000
Receivables:
Due from broker	3,979	—
Other receivables	2,095	1,236
Total receivables	6,074	1,236
Total assets	7,626,628	6,310,922
Liabilities:
Accrued liabilities	1,249	2,017
Due to broker	—	985
Total liabilities	1,249	3,002
Net assets	$7,625,378	$6,307,920
Investment income for the Master Trust was as follows:

	Years Ended December 31,
in thousands	2017	2016
Investment Income:
Net appreciation in fair value of investments	$1,238,182	$381,160
Dividends and interest income	65,545	60,930
Total investment income	$1,303,727	$442,090
The Master Trust's investments that are measured at fair value on a recurring basis, and their level within the fair value hierarchy, are shown in the following tables. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Master Trust did not use Level 3 inputs to determine the fair value of investments measured at fair value on a recurring basis for the years ended December 31, 2017 and 2016.

	Investments at Fair Value as of December 31, 2017
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Common stocks	$2,552,785	$—	$2,552,785
Collective trust funds	63,342	3,265,803	3,329,145
Registered investment funds	1,146,906	—	1,146,906
Brokerage window	121,958	—	121,958
Total investments at fair value	$3,884,991	$3,265,803	$7,150,794

	Investments at Fair Value as of December 31, 2016
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Common stocks	$1,800,480	$—	$1,800,480
Collective trust funds	45,417	2,787,128	2,832,545
Registered investment funds	1,069,642	—	1,069,642
Brokerage window	99,019	—	99,019
Total investments at fair value	$3,014,558	$2,787,128	$5,801,686

7.	RELATED-PARTY TRANSACTIONS
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2017 and 2016, the Plan held a combined total of 7,157,632 and 7,865,093 shares valued at approximately $189.53 and $134.08 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $26,453,455 and $22,628,386 for the years ended December 31, 2017 and 2016, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions. The Plan paid fees to The Northern Trust Company of $790,165 and $756,603 for the years ended December 31, 2017 and 2016, respectively.

8.	PLAN AMENDMENTS AND OTHER PLAN CHANGES
During the year certain investment options were removed and replaced with similar investment options. All balances or investment elections in these options were automatically transferred to the new corresponding investment option at the time of removal. Additionally, two new investment options were added during 2017.
The Plan was amended on December 18, 2017, effective August 23, 2017, to (a) facilitate distributions to participants who are affected by natural disasters; (b) reflect recent acquisitions; and (c) provide for an earlier entry for participants in areas affected by Hurricane Harvey.
The Plan was amended and restated on August 10, 2016, effective January 1, 2016, to (i) incorporate all prior amendments into a single document, as required for submission to the IRS for favorable determination as to the Plan's continued tax-qualified status; and (ii) provide for in-Plan Roth conversions.
The Plan was amended on December 17, 2015, effective January 1, 2016, to recognize a power of attorney that was executed in compliance with applicable state law.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (as expected to be filed for 2017 and as filed for 2016):

	December 31,
in thousands	2017	2016
Net assets available for benefits	$7,828,636	$6,496,271
Deemed distributions	(1,468)	(1,769)
Participant withdrawals payable	(4,578)	(2,400)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(3,164)	(1,688)
Net assets - Schedule H, Part I, Line l of Form 5500	$7,819,426	$6,490,414
Deemed distributions are defaulted and unpaid notes receivable from participants.

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (as expected to be filed for 2017 and as filed for 2016):

	Years Ended December 31,
in thousands	2017	2016
Increase in net assets available for benefits	$1,332,365	$514,944
Deemed distributions	300	202
Participant withdrawals payable	(2,178)	(12)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(1,476)	(1,422)
Net income - Schedule H, Part II, Line k of Form 5500	$1,329,012	$513,712

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2017

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$16,206	—	$16,206	—	—
See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

in thousands
Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust		$7,608,652
*	Notes receivable from participants	Notes with interest rates generally ranging from 3.25% to 9.25% and maturity dates through October 31, 2022	219,867
			$7,828,519
*Indicates party-in-interest included in Master Trust.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 21, 2018	By:	/s/ Scott C. Bomar
Scott C. Bomar
Member of The Home Depot
FutureBuilder Administrative
Committee

Date:	June 21, 2018	By:	/s/ Scott Smith
Scott Smith
Member of The Home Depot
FutureBuilder Administrative
Committee